Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004-1482

Telephone: 212-837-6000

Fax: 212-422-4726

hugheshubbard.com

Gary J. Simon

Chair, Securities and Capital Markets Group

Direct Dial: 212 837-6770

Direct Fax: (212 299-6770

gary.simon@hugheshubbard.com

June 18, 2020

By EDGAR

Securities and Exchange Commission

100 F St., N.E.

Washington DC 20549

Attention:      Joshua Shainess

  Special Counsel

  Office of Mergers and Acquisitions

Re:	Broadway Financial Corporation

PRRN14A Preliminary Proxy Statement on Schedule 14A

Filed June 15, 2020 by Commerce Home Mortgage, LLC; The Capital Corps, LLC; TCC Manager, LLC; Sugarman Enterprises, Inc.; Steven A. Sugarman; Carlos Salas; and Antonio Villaraigosa

File No. 001-39043

Amendment No. 5 to Schedule 13D

Filed May 29, 2020 by Commerce Home Mortgage, LLC et al.

File No. 005-46823

Ladies and Gentlemen:

On behalf of our client, Commerce Home Mortgage, LLC (“Commerce”), set forth below are our responses to the comment letter dated June 16, 2020, from the staff regarding the above-captioned amended preliminary proxy statement on Schedule 14A (the “Prior Proxy Statement”) filed by Commerce and the others listed above pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 with respect to the annual meeting of stockholders of Broadway Financial Corporation (“Broadway”) scheduled for June 24, 2020. On the date hereof, our client is filing an amended preliminary proxy statement on such schedule (the “New Proxy Statement”) reflecting changes made since the Prior Proxy Statement, principally in response to the staff’s letter. The numbered paragraphs below correspond to the numbers in the comment letter. For your reference, preceding each response we have provided in italics the comment that corresponds thereto.

Revised Preliminary Proxy Statement on Schedule 14A

General

New York    ∎    Washington, D.C.    ∎    Los Angeles    ∎    Miami    ∎    Jersey City    ∎    Kansas City    ∎    Paris    ∎    Tokyo

1. We note your response to prior comment 8 indicating that you have added disclosure regarding the lawsuit against Broadway Financial. However, no such disclosure has been included. Please revise to discuss these proceedings in accordance with Instruction 4 to Item 103 of Regulation S-K.

1. The New Proxy Statement has been revised to include such disclosure.

Proposal #2, page 5

2. You state on page 6 that stockholders who return the gold card will not be able to vote for any of the Company’s nominees, and accordingly “would only be voting for one of the two director seats.” Please correct the quoted language given that such representation is only true if a stockholder votes “for” your nominee.

2. The New Proxy Statement has been revised to clarify such disclosure.

Voting Procedures, page 7

3. Refer to the third paragraph under Voting Procedures. Correct this disclosure to remove the implication that stockholders may “abstain” from voting in the director election proposal. Additionally, correct the reference to any votes being “withheld” with respect to proposals 3, 4, and 5. Please ensure that the preliminary proxy statement and proxy card include accurate disclosure as to which proposals stockholders may abstain, withhold, or vote “for” or “against.”

3. The New Proxy Statement has been revised to clarify such disclosure and to clarify as to which proposals stockholders may abstain, withhold, or vote “for” or “against.”

4. Please rectify the representation on page 4 that broker non-votes will not count for purposes of calculating whether a quorum is present with the disclosure on page 7 that broker non-votes will be considered present for purposes of determining a quorum.

4. The New Proxy Statement has been revised to clarify such disclosure.

5. With a view toward reducing confusion for stockholders, please consolidate the penultimate and antepenultimate paragraphs on page 7, and remove the duplicative disclosure.

5. The New Proxy Statement has been revised to consolidate and remove such duplicative disclosure.

Additional Information, page 10

6. Refer to prior comment 9. Advise us, with a view toward revised disclosure, of the specific line items of Schedule 14A that the participants intend to satisfy by reference to Broadway Financial’s definitive proxy statement through reliance upon Rule 14a-5(c). You must make a clear reference to the particular document containing such information.

6. The New Proxy Statement has been revised to clarify such disclosure.

Form of Proxy

7. Refer to the following statement preceding proposal 1 on your form of proxy: “By returning this gold proxy card to vote for the election of Antonio Villaraigosa, you will be disenfranchised with respect to the remaining seat up for election at the annual meeting.” We note, however, that stockholders may choose to return the gold card withholding a vote from your nominee. Accordingly, please revise to specify that a stockholder returning the gold card will be unable to vote for any of the Company’s nominees.

7. To limit duplication, we have deleted the referenced sentence. We respectfully note that page 1 of the Proxy Card in the Prior Proxy Statement previously included a sentence stating “TO VOTE FOR ANY OF THE COMPANY’S NOMINEES, SHAREHOLDERS MUST VOTE ON THE PROXY CARD PREVIOUSLY PROVIDED BY THE COMPANY OR OTHERWISE IN ACCORDANCE WITH THE COMPANY’S INSTRUCTIONS.” We have supplemented such sentence with additional disclosure to avoid any confusion.

Amendment No. 5 to Schedule 13D

8. We note your response to prior comment 15. In April 2020, you represented to us that the participants had declined to pursue the nomination of a candidate and would not engage in a solicitation. Please provide us with an analysis addressing why your subsequent nomination of a director candidate and your engagement in a solicitation does not constitute a material change within the meaning of Rule 13d-2. Refer to Item 4(d) of Schedule 13D.

8. We respectfully note that although Commerce has filed a preliminary proxy statement, to date, it has not engaged in any solicitation for votes from, or had discussions with, the Company’s other shareholders regarding the matters covered by the preliminary proxy statement filed by Commerce and the other participants. Given that the participants would not engage in any active solicitation unless and until they have been cleared to and actually file a definitive proxy statement and given that the participants’ current Schedule 13D/A discloses the nomination of Antonio Villaraigosa for one of the director positions, we respectfully submit that there has not yet been a material change necessitating an amendment to the participants’ current Schedule 13D/A, which amendment would be filed concurrently with such definitive proxy statement.

* * * * *

Please call me at (212) 837-6770 with any questions or comments regarding the foregoing. Thank you for your consideration.

Very truly yours,

/s/ Gary J. Simon
Gary J. Simon

cc:	Carlos Salas

    Chairman, Commerce Home Mortgage, LLC